

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

March 19, 2009

Advantage Files Annual Information Form and 40-F for the Year Ended December 31, 2008

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") (AVN.UN – TSX, AAV – NYSE) has filed its Annual Information Form ("AIF") for the year ended December 31, 2008 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada, and has filed its Form 40-F (which includes the audited consolidated financial statements, management's discussion and analysis, and the AIF as exhibits) with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system in the United States.

The AIF contains the statements and reports relating to reserves data and other oil and gas information as required by National Instrument 51-101 of the Canadian Securities Administrators ("NI 51-101"). An electronic copy of the AIF may be obtained on Advantage's profile at www.sedar.com and a copy of Advantage's Form 40-F may be obtained on Advantage's profile at www.sec.gov/edgar.shtml. Both documents will be made available on Advantage's website at www.advantageincome.com.

For further information or to receive a hard copy of the complete audited financial statements free of charge, please contact investor relations at 1-866-393-0393 or email at advantage@advantageincome.com.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
700, 400 – 3rd Avenue SW, Calgary, Alberta T2P 4H2
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

Advisory

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.